

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2020

Kari DeLonge
Chief Content Officer
To The Stars Academy of Arts & Science Inc.
315 S. Coast Hwy 101
Suite U38
Encinitas, CA 92024

  Re: To The Stars Academy of Arts and Science Inc.
    Offering Statement on Form 1-A
    Filed June 23, 2020
    File No. 024-11243

Dear Ms. DeLonge:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed June 23, 2020

Company's History, page 7

1. Refer to the fourth-to-last paragraph on page 8. Please revise here and elsewhere as appropriate to clarify the meaning of the term "metamaterials" and how these materials are used in your ADAM project.

COVID-19 Global Pandemic, page 30

2. We note your disclosure that "[t]he extent to which COVID-19 may impact the company's business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, a possible second wave of such outbreak, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease." Please amend your risk

Kari DeLonge
To The Stars Academy of Arts & Science Inc.
July 20, 2020
Page 2

factor disclosure to provide more detailed risks related to the COVID-19 pandemic, and your Management's Discussion and Analysis to provide information about your financial condition as a result of COVID-19, tailored to your specific facts and circumstances. For example, please describe the duration of the temporary shutdown of your stores, the extent to which you have reopened, and whether demand has returned for your business. For additional guidance, see CF Disclosure Guidance: Topic No. 9 (March 25, 2020).

Regulation A Offering, page 36

3.   We note that as of June 15, 2020 the offering which commenced in 2019 under Reg. A has raised approximately $686,000. We also note your disclosure at page F-8 which states that the 2019 offering is expected to expire in July 2020. In your next amendment, please revise your disclosure to update the status of the offering.

Security Ownership of Management and Certain Securityholders, page 47

4.   Your disclosure in footnote (8) states that your Class B shareholders agreed to fully convert their Class B shares into Class A shares by June 30, 2020, at which time the company would eliminate the Class B form of common stock. Please provide additional detail regarding the terms of your agreement with the Class B shareholders to convert the shares, the reasons for the conversion, and whether the conversion has taken place. Revise your disclosure accordingly and file any material agreements or amendments related to the conversion.

Plan of Distribution, page 56

5.   We note that at least one of your websites contains links which investors can click into to express an interest in being notified "when the new offering is live." Please clarify when you will deem a new offering to be live and tell us what information is provided to investors when they click through the link and register to express interest. In this regard, it does not appear that you have filed any exhibits as test-the-waters materials.

6.   Revise to distinguish the roles and responsibilities of Digital Offering and Cambria, and file any agreements you have with them as exhibits. In this regard, because Cambria is described as your "soliciting dealer" tell us why they should not be identified as an underwriter if, as the description implies, they are soliciting investors.

Consolidated Financial Statements
Independent Auditors' Report, page F-3

7.   It appears the audit report date of 6/12/20 on the December 31, 2019 financial statements provided in Form 1-K filed on June 12, 2020 is inconsistent with the audit report date of June 4. 2020 for the same December 31, 2019 financial statements provided in the prospectus. Please advise or revise.

Exhibits

8.   Please file all material agreements with your next amendment, including the most recent Certificate of Amendment to your certification of incorporation. In this regard, please note that we are unable to locate your material agreements with TruClear and the U.S. Army.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      You may contact Angela Lumley at (202) 551-3398 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jamie Ostrow